EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Years Ended December 31,
	2006	2007	2008	2009	2010
EARNINGS
Income Before Income Tax Expense and Equity Earnings	$1,483	$1,663	$2,015	$1,938	$1,849
Fixed Charges (as below)	999	1,146	1,240	1,237	1,254
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(4)	(4)	(4)	(4)	(4)
Total Earnings	$2,478	$2,805	$3,251	$3,171	$3,099

FIXED CHARGES
Interest Expense	$729	$838	$957	$973	$999
Credit for Allowance for Borrowed Funds Used During Construction	82	79	75	67	53
Estimated Interest Element in Lease Rentals	184	225	204	193	198
Preferred Security Dividend Requirements of Consolidated Subsidiaries	4	4	4	4	4
Total Fixed Charges	$999	$1,146	$1,240	$1,237	$1,254

Ratio of Earnings to Fixed Charges	2.48	2.44	2.62	2.56	2.47